LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427



                                                September 21, 2006



Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

Re:   Alternative Construction Company, Inc.
      Registration Statement on Form SB-2
      Response to SEC comment letter dated August 7, 2006 (the "Comment Letter") File No. 333-129191

Dear Ms. Long:


      We are filing herewith Amendment No. 9 to the Registration Statement. With one change made in response to the Staff's comments given to Mr. Bruce Harmon.


General


Consolidated Statement of Cash Flow - June 30, 2006

      As noted verbally by Ms. Patricia Armelins on the June 30, 2006 Consolidated Statement of Cash Flows, the Net Loss did not tie to the Consolidated Statement of Operations.

Response:

      The submitted Consolidated Statement of Cash Flows was not changed, in error in the prior submission, for the deletion of the Deferred Tax as was addressed in the Staff's prior comments. The Net Loss has been corrected with the offset to the Prepaid Expense and Other Current Assets where the Deferred Tax had previously been recorded. Please note that the change in the Prepaid Expense and Other Current Assets from December 31, 2005 to June 30, 2006 includes a $1.00 rounding adjustment as needed for the financials to properly foot.

      As discussed with the Staff, the Company is submitting an acceleration request with respect to this Registration Statement requesting an effective date of September 25, 2006. Kindly contact the undersigned (212-810-2430) to coordinate this request or if there are any other questions.



                                        Very truly yours,


                                        /s/ Thomas G. Amon
                                        ----------------------------------------
                                            Thomas G. Amon


      Cc:   Alternative Construction Company, Inc.
            Liebman Goldberg & Drogin LLP


                                     - 3 -